[Missing Graphic Reference]	FIRST NATIONAL	Tel. (570) 346-7667
Fax (570) 348-6454
	COMMUNITY BANCORP, INC.	http://www.fncb.com
E-mail fncb@fncb.com
and Subsidiary, FIRST NATIONAL COMMUNITY BANK

October 30, 2009

Kathryn McHale
Attorney-Advisor
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:           First National Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q/A for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 333-24121

Dear Ms. McHale:

In response to your comment letter dated September 25, 2009 concerning the above referenced filings for First National Community Bancorp, Inc. (the “Company”), the requested information is submitted below.  We respond to your comments in the order presented in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.
We note the indication on the cover page of the Form 10-K that the registrant's class of common stock is registered pursuant to Section 12(g) of the Exchange Act. However, we are unable to locate the documents registering your common stock under the Exchange Act.  Furthermore, your commission file number, 333-24121, indicates that you are reporting pursuant to Section 15(d) of the Exchange Act.  In the event you determine that the class of common stock is not properly registered, please take the steps necessary to register the securities.

Kathryn McHale
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October 30, 2009

Management’s Response:

The Company has been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as the successor issuer to a company with a class of securities registered under Section 12(g) pursuant to Rule 12g-3 of the rules promulgated under the Exchange Act.  More specifically, Rule 12g-3(a) provides that “[w]here in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to section 12 of the [Exchange] Act … are issued to holders of any class of securities of another issuer that is registered pursuant to either section 12(b) or (g) of the [Exchange] Act … , the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the [Exchange] Act …”

On June 1, 1998, the Company became the holding company for First National Community Bank, a national banking association (the “Bank”), by acquiring all of its outstanding shares pursuant to the Plan of Reorganization dated as of March 13, 1997 (the “Reorganization”).  As a result of the Reorganization, the shareholders of the Bank became the shareholders of the Company and the Bank became the wholly-owned subsidiary of the Company.  Prior to the Reorganization, the Bank was a “registered national bank” and was registered under Section 12(g) of the Exchange Act with the Office of the Comptroller of the Currency (the “OCC”) under its authority to administer and enforce certain provisions of the Exchange Act including Section 12(g). See 15 U.S.C. § 78l(i)(1) and 12 C.F.R. § 11.1.

As a result of the Reorganization and the Company’s acquisition of a company with a class of securities registered under Section 12(g) of the Exchange Act, the Company’s securities were automatically deemed to be registered under Section 12(g) of the Exchange Act whether or not a Form 8-K or 8-A was filed with respect to such securities.  See Exchange Act Rules Compliance & Disclosure Interpretation 250.01.

Item 1. Business -Supervision and Regulation, page 5

2.
We note your disclosure on page 8 that states you sold $10,000,000 in Series A Fixed Rate Cumulative Perpetual Preferred Stock to the United States Department of the Treasury under the Capital Purchase Program (CPP). However, we note that you do not present preferred stock on the face of your balance sheet at December 31, 2008 or at either March 31, 2009 or June 30, 2009, and we were unable to locate any further disclosure relating to your participation in the CPP. Please confirm whether you did or did not participate in this program. If you did

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participate in the CPP, please tell us and revise future filings to disclose how you accounted for the transaction including:

a.	Clearly identify the methodologies and assumptions used to calculate the fair value of each the preferred stock and the warrants.

b.	As part of that disclosure, please quantify the discount rate used to value the preferred stock.

c.	Clearly identify how you determined and allocated the relative fair value of the preferred stock and the warrants and how you computed the amount of the discount on the preferred.

d.	Clearly identify how those factors were considered in the calculation of the accretion amount reported, and tell us how computed the amount of accretion.

Management’s Response:

The Company’s reference to a sale of $10,000,000 in Series A Fixed Rate Cumulative Perpetual Preferred Stock to the United States Department of the Treasury under the Capital Purchase Program (CPP) was included in error and will be eliminated in future filings.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General

3.
We note that the annual report to shareholders does not appear to include the performance graph. Item 201(e) of Regulation S-K requires that the performance graph be included in the annual report to shareholders. Refer to Regulation S-K Compliance & Disclosure Interpretations 106.10, 106.11, and 106.12.  Please confirm that the performance graph will be included in future annual reports.  We note that the performance graph was included the definitive proxy statement.

Management’s Response:

The Company confirms that the performance graph is required to be included in the annual report to shareholders pursuant to Item 201(e) of Regulation S-K will in fact be included in future annual reports.

Kathryn McHale
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October 30, 2009

Item 6. Selected Financial Data, page 14

4.
We note your disclosure of Book value per share that, as you state in footnote 3 to the table, reflects the effect of SFAS No. 115. Please tell us and revise this disclosure in future filings to clarify whether this measure excludes the effect of SFAS No.115.  If this measure does exclude the effects of SFAS No.115, please tell us and revise future filings to disclose why you believe this is an appropriate measure to present and whether it represents a non-GAAP measure.  If you conclude this does represent a non-GAAP measure, please include the disclosures required by Item l0(e) of Regulation S-K.

Management’s Response:

The book value per share includes the effects of SFAS No. 115.  The Company believes this disclosure is an appropriate measure because as currently presented it is a GAAP measure.  The Company will revise future filings to delete any reference to the effects of SFAS No. 115.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 13 of Definitive Proxy Statement on Schedule 14A

5.
With respect to the bonuses paid to the named executive officers, please tell the staff, in reasonable detail, how the committee determined to pay the amounts awarded, and revise future filings accordingly. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Management’s Response:

As explained in the Company’s Compensation Discussion and Analysis, cash bonuses represent the variable component of the executive compensation program that is tied to our performance and individual achievement.  The Company’s policy is to base a significant portion of our executive officers’ cash compensation on bonus.  In determining bonuses, the Board of Directors considers factors such as relative performance of the Company during the year (including the Bank’s gross revenue, net income and customer growth) and the individual’s contribution to our performance, the need to attract, retain and motivate high quality executives as well as the degree to which the executive officer met or exceeded certain non-quantitative objectives established for him/her.  Bonuses are not guaranteed or fixed by formula. The Board of Directors does not establish performance targets which when reached automatically provide a bonus, but uses its subjective business experience in reviewing the relevant information and determining whether and how much of a

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October 30, 2009

bonus is merited. The amount of each individual bonus is not affected by nor does it affect any other form of compensation.

Specifically, during a discussion regarding awarding bonuses to the named executive officers, a director, based upon his personal business and banking experience, proposed a bonus amount for a named executive officer.  The Board of Directors discussed the proposed bonus amount as well as the relative performance of the company during the year (including the bank’s gross revenue, net income and customer growth) and the individual’s contribution to our performance, the need to retain and motivate high quality executives as well as the degree to which the executive officer met or exceeded certain non-quantitative objectives established for him/her.  Based upon these discussions, the Board of Directors determined the specific amounts of the bonuses awarded for each named executive officer.

Future filings will be revised accordingly to reflect this.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

6.
We note the disclosure on page 35 that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Management’s Response:

The Company confirms that the loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Future filings will be revised accordingly to reflect this.

7.	Please provide to the staff, and revise future filings to include, the disclosure required by Item 404(b) of Regulation S-K. Refer to Regulation S-K Compliance & Disclosure Interpretation 130.06.

Kathryn McHale
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October 30, 2009

Management’s Response:

Any business dealing, including extensions of credit, between the Company or the Bank and a director of the Company or the Bank, or with any entity controlled by such a Director, other than a deposit, trust service or other product or service provided by a bank in the ordinary course of business, is required to be reviewed and approved by a majority of the disinterested directors. In considering a proposed insider transaction, the disinterested directors are to reasonably determine whether the transaction would be in the best interest of the Company or the Bank and on the terms and conditions, including price, substantially the same as those prevailing at the time for comparable transactions with non-insiders.

Extensions of credit by the Bank to a director of the Company or of the Bank, or to a related interest of such a director, are subject to Federal Reserve Board Regulation O.  Although Regulation O requires the prior approval of such an extension of credit by the Bank’s disinterested directors if the aggregate amount of all extensions of credit to such director and the related interests of the director would exceed $500,000, the Company requires prior approval of all such extensions of credit.

The Company will revise future filings to include this disclosure.

General

8.
Please tell the staff how it was determined that the registrant was not required to file the instruments defining the rights of security holders as an exhibit.  Refer to Item 601 (b)(4) of Regulation S-K.

Management’s Response:

The Company will include the instruments defining the rights of security holders as an exhibit in future filings.

9.
Please tell the staff how it was determined that the registrant was not required to file exhibits related to the cash bonus plan and change-in-control agreements. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Management’s Response:

The Company has neither a cash bonus plan nor any change-in-control agreements and therefore would not be required to file either as exhibits.  The Compensation Discussion and Analysis set forth in the Company’s proxy statement

Kathryn McHale
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and incorporated by reference into Item 11 of the Form 10-K discusses the fact that cash bonuses were paid as part of the executive compensation program.  However, there is no written or oral bonus plan.  Bonuses are tied to the Company’s performance and individual achievement but are solely given by the Board of Directors at their discretion and based upon various factors which may or may not be relevant to any particular year.  However, the Company will revise the language in the future to clarify that there is no written or oral cash bonus plan.

Exhibit 13 - Annual Report

Note 1. Summary of Significant Accounting Policies

Loans, page 8

10.
We note you record interest on loans on the “accrual basis, based upon the principal amount outstanding.” FASB ASC 310-10 requires that the effective interest method should be used to account for interest income. Please tell us and revise future filings to clarify whether your policy complies with the required interest income recognition guidance under US GAAP.

Management’s Response:

The Company will revise the wording of this disclosure in future filings as follows:  “Loans are stated at face value, net of unamortized loan fees and costs and the allowance for credit losses.  Interest on all loans is recognized using the effective interest method in accordance with generally accepted accounting principles.”

Loans Held for Sale, page 8

11.
You disclose on page 8 that you originate certain residential mortgage loans with the intent to sell them in the secondary market.  This disclosure appears to contradict your mortgage banking activities disclosure on page 8, which states that “at origination, no loans are targeted for immediate sale.” Please tell us and revise future filings to clarify this apparent discrepancy in your accounting policies.

Management’s Response:

The statement regarding “at origination, no loans are targeted for immediate sale” will be eliminated and revised in future filings to accurately describe the Company’s accounting policies.

Kathryn McHale
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12.	To the extent your loans held for sale balance is material in future periods, please separately present this balance on the face of your balance sheet in compliance with paragraph 13.e of SOP 01-6.

Management’s Response:

The Company does not anticipate that the Company’s loans held for sale balance will ever be material.  However, if it is material in future periods, the
Company confirms that it will separately present this balance on the face of your balance sheet in compliance with paragraph 13.e of SOP 01-6.

Other Real Estate, page 10

13.
Please tell us how your policy of initially recording other real estate at “the lower of cost or fair value (less estimated selling cost for disposal of real estate)” complies with paragraph 28 of SFAS 15.

Management’s Response:

In footnote 1, under the heading Other Real Estate, the Company will revise its disclosure in future filings as follows:  “Properties acquired in foreclosure, or through the acquisition of a deed in lieu of foreclosure, and properties classified as in-substance foreclosures, are transferred to Other Real Estate Owned and recorded at the current market value, as determined by an independent appraisal or reasonable offer to purchase, less estimated selling costs for the disposal of the real estate.”

Note 3. Securities, page 13

14.
We note your tabular disclosure on page 14 of gross unrealized losses less than 12-months and greater than 12-months as of December 31, 2008.  Paragraph 17 of FSP FAS 115-1/124-1 requires that this information be disclosed for each period for which a statement of position is presented.  Please revise your future annual filings to disclose this information for all periods. In addition, given the significance of your gross unrealized losses during the first two quarters of 2009 and in order to promote transparent disclosures for readers, please consider including this disclosure in future interim filings.

Kathryn McHale
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October 30, 2009

Management’s Response:

The Company will revise future filings to include gross unrealized losses less than 12-months and greater than 12-months for each period for which a statement of position is presented.  For the Company’s Form 10-K for the year ended December 31, 2009, the Company will present such information for December 31, 2009 and December 31, 2008.  Further, the Company will include this disclosure in future interim filings.

Note 4. Loans, page 16

15.
We note your disclosure that your total recorded investment in loans on nonaccrual amounted to $17.3 million at December 31, 2008.  Conversely, we note you disclose in your non-performing assets tabular disclosure on page 25 of the Form l0-K that you hold $176,000 in nonaccrual loans at December 31, 2008. Please tell us and revise future filings to resolve the discrepancy in your disclosure.

Management’s Response:

The disclosure of $17.3 million for nonaccrual loans in Note 4 on page 16 of the Company’s annual report is correct.  The tabular disclosure on page 26 of the Form 10-K reflects impaired nonaccrual loans (of which $5.0 million was not included in the nonaccrual loans total in Note 4) totaling $22.1 million and other non accrual loans of $176,000.  Therefore, all disclosures are accurate.

Note 14. Stock Option Plans, page 21

16.
We note your disclosure that you adopted SFAS 148 on January 1, 2003.  SFAS 148 was superseded by SFAS 123(R) effective June 30, 2006.  Please revise your disclosure in future filings both here and in Note 1 on page 11 to state that you have appropriately adopted SFAS 123(R).  Further, please tell us whether you believe you have met the disclosure requirements in paragraph 64 of SFAS 123(R).  If you feel that you have not adequately met the disclosure requirements in SFAS 123(R), please revise future filings to disclose this information and provide us with your proposed disclosures.

Management’s Response:

The Company has adopted SFAS 123(R).  Future filings will state the Company is in compliance with appropriate GAAP.

Kathryn McHale
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October 30, 2009

Note 17. Fair Value Measurements, page 25

17.
We note your disclosure that fair value valuation of your TRUP CDO securities was determined by Moody's Analytics, an independent third party pricing service. As such, these securities are classified within Level 3 of your fair value hierarchy. Please tell us and revise future filings to address following:

a.	Whether you have adjusted the fair value amounts determined by Moody's.

b.
If you did adjust the fair value amounts calculated by Moody's, please tell us the facts and circumstances that led to the adjustments and the significance of the adjustments to the final fair value recorded, including whether your adjustments typically resulted in an increase or decrease in the value of the assets.

c.
Procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets in the fair value hierarchy.

d.
From your disclosures it appears that Moody's rates these securities and that you receive your fair value appraisals from Moody's. Given the additional downgrade of these securities by Moody's, please tell us how you evaluated and weighted this information as part of your impairment analysis.

Management’s Response:

a.	The Company has not adjusted the fair value amounts determined by Moody's.

b.	Not applicable.

c.
Given the almost complete lack of secondary market activity in the Pooled Trust Preferred Market, the Company uses Level III pricing under SFAS 157 to determine the market value of the Pooled Trust Preferred Holdings.  To accomplish this, the Company employs Moody's Analytics to value these holdings at each month end.  Moody's methodology is to examine the strength of each underlying issuer and apply future default projections to the specific structure of the given pool.  The projected cash flows for each class are then discounted at an appropriate market rate to arrive at the fair market value.

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d.
Moody's Analytics, Inc. is a subsidiary of Moody's Corporation and a separate legal entity from Moody's Investors Service, Inc. (which is a global provider of credit ratings and research covering debt instruments and securities).  Consistent with SEC rules for Nationally Recognized Statistical Rating Organizations, Moody's Investors Service does not share non-public information received from issuers as part of the ratings process with Moody's Analytics.  Further, Moody's Corporation prohibits any ratings personnel from participating in providing consulting services on behalf of Moody's Analytics.  In this regard, the Company was satisfied that the valuation of the securities was performed by an unbiased, independent party and that the valuation estimates were reasonable.

The Company will revise its future filings accordingly.

Exhibit 31 - Management's Certification

18.
We note that the language “(the registrant's fourth fiscal quarter in the case of an annual report)” required by Exchange Act Rule 13a-14(a) was omitted from paragraph 4(d). Please revise future filings to include the language referring to the fourth fiscal year in paragraph 4(d).

Management’s Response:

The Company will revise Exhibit 31 – Management’s certification in its future filings to include in paragraph 4(d) the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” as required by Exchange Act Rule 13a-14(a).

Amended Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 1. Consolidated Financial Statements and Notes

Note 4. Restatement, page 7

19.
Please tell us and revise future filings to disclose the facts and circumstances that led to your identification of the $2.1 million provision for credit losses error during the quarter ended June 30, 2009.  In addition, please tell us and revise Item 4 of your future filings to disclose whether the error was caught due to a change in your internal controls over financial reporting.

Kathryn McHale
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Management’s Response:

As of March 31, 2009, the Bank was not in possession of a new appraisal on one credit which was classified in nonaccrual loans.  It was (and remains) the Bank’s practice to recognize write-downs based on the receipt of a certified appraisal on the property.  Such appraisal was received in April 2009 and accordingly resulted in a $2,382,000 write-down which was approved at the Board of Directors meeting held on April 22, 2009.

During an examination by the Bank's regulators (OCC), the examiners referenced a Brokers Price Opinion (“BPO”) which was on file as of March 31, 2009 which indicated deterioration in the value of the collateral.  The examiners took the position that the BPO provided rationale for the write-down and that the Bank should have recorded the charge-off during the period ending March 31, 2009, and not in April as per receipt of the appraisal.

Based on the regulators request, financial statements for the first quarter of 2009 were restated to reflect the additional credit loss provision required to adequately fund the reserve after reflecting the write-down.

Management believes this restatement does not reflect a change in internal controls over financial reporting but rather a difference in the interpretation of guidance regarding ALLL methodology.  Additionally, upon regulator request, revisions have been made to the ALLL methodology to ensure regulatory compliance and adequacy based upon GAAP.  Management believes that as of September 30, 2009 that the Company’s ALLL methodology meets OCC regulatory compliance and GAAP.

20.
Please tell us and consider revising your Form 10-Q as amended for March 31, 2009 as well as Item 4 of your Form 10-Q for June 30, 2009 to disclose how you considered whether you had a material weakness in your internal control over financial reporting relating to the $2.1 million provision to the allowance for credit losses error identified in the second quarter of 2009 that led to the restatement of your March 31, 2009 Form l0-Q.

Management’s Response:

The Company does not consider the reason for the restatement to represent a material weakness in internal control over financial reporting.  Therefore, the Company does not believe revisions to either its Form 10-Q, as amended, for March 31, 2009 or Item 4 of its Form 10-Q for June 30, 2009 are necessary.  Please refer to Management’s Response to Comment 19 above.

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21.           Please tell us and consider revising your Form 10-Q as amended for March 31, 2009 as well as Item 4 of your Form 10-Q for June 30, 2009 to disclose how the certifying officers were able to conclude that your disclosure controls and procedures were effective in light of the identification of the $2.1 million provision to the allowance for credit losses error that resulted in the restatement of your March 31, 2009 Form 10-Q.

Management’s Response:

The certifying officers do not consider the reason for the restatement to represent weakness in disclosure controls and procedures.  Therefore, the Company does not believe revisions to either its Form 10-Q, as amended, for March 31, 2009 or Item 4 of its Form 10-Q for June 30, 2009 are necessary.  Please refer to Management’s Response to Comment 19 above.

Item 2. Management's Discussion and Analysis

Subsequent Events, page 18

22.
We note your disclosure that you expected to record an other-than-temporary impairment charge in the second quarter of 2009 related to certain pooled trust preferred investment securities. Please tell us how you considered AU Section 560 in your determination that the other-than-temporary impairment charge was a Type II subsequent event appropriate to record in the quarter ended June 30, 2009 rather than a Type I subsequent event that should have been recorded as of March 31, 2009.

Management’s Response:

Subsequent to the financial statement date, but prior to the release of the Form 10-Q for the period ended March 31, 2009, the Company received the analytical material which measures other-than-temporary impairment on its pooled trust preferred securities.  The material indicated that there would be a $242,000 impairment charge on one of the trust preferred securities.  Based on the immateriality of the impairment, no retroactive adjustment was made to record the charge to earnings and the loss was recognized in April.  Immateriality was determined based on the fact that the impact of the adjustment was limited to 4.85% of the Company's first quarter net income.

Kathryn McHale
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23.           Tell us the nature of the events and information that led to your conclusion that an impairment charge was necessary.

Management’s Response:

Please refer to Management’s Response to Comment 22 above.

24.
In light of the significant deterioration in your securities portfolio fair value, which is partially due to credit downgrades, please tell us in detail how you determined that $240,000 was the appropriate amount to record for credit-related other-than-temporary impairment.

Management’s Response:

Trust preferred securities are tested for other-than-temporary impairment (“OTTI”) using a number of factors such as defaults, deferrals and credit ratings.  When it has been determined that impairment is other-than-temporary, the present value of cash flows expected to be received is calculated and measured against the amortized cost of the security.  Any deficiency in expected cash flows is recognized as an OTTI charge in the period incurred.  Upon receipt of the April analysis, the present value of expected cash flows on our security PRETSL VIII was $2,757,860 utilizing the methodology of EITF 99-20, compared to an amortized cost basis of $3,000,000.  The projected deficiency of $242,140 was recognized as an impairment loss in April 2009.

Capital Management, page 20

25.
We note your disclosure here and in your original Form 10-Q filed on May 8, 2009 that “management believes that the $43 million unrealized loss recorded as of March 31, 2009 represents ‘distressed’ pricing levels and is a temporary event.”  Please reconcile this statement with your disclosure on page 18 that you have identified an other-than-temporary impairment charge in the amount of $240,000 will be necessary in the second quarter of 2009. Tell us in detail how you determined that the underlying events leading to the impairment were not reflective of deterioration present at March 31, 2009.

Management’s Response:

The $43 million unrealized loss on debt securities was recorded on the balance sheet in accordance with FAS 115.  As described in Management’s Response to comment 24 above, the $240,000 impairment charge was not quantifiable on March 31, 2009 and was recognized in April 2009 in accordance

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with Bank policies and the receipt of the analytics from an independent third party source.  On April 9, 2009, the FASB released FASB Staff Position (FSP) FAS 115-2 and FAS 124-2, Recognition and Presentation of Other Than Temporary Impairments, effective for interim and annual periods ending after June 15, 2009.  Upon receipt of the April analytics, and in accordance with the FSP, the Company determined that the credit component of the impairment on one trust preferred security was $242,000 and recognized that amount through earnings in April.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 1. Consolidated Financial Statements and Notes

Note 4. Investment Securities, page 7

26.	Please revise your future filings to present your other-than-temporary impairment charges on the face of the income statement in compliance with paragraphs 35, 36 and 37 of FSP SFAS 115-2/124-2.

Management’s Response:

The Company will revise its future filings to present OTTI charges on the face of the income statement with applicable GAAP.

27.	Please revise your future filings to provide the disclosures required by paragraphs 38 through 43 of FSP SFAS 115-2/124-2.

Management’s Response:

The Company will revise its future filings to provide the disclosures required by GAAP.

28.
We note your disclosure that states you recorded an additional “$3.3 million in noncredit related other-than-temporary impairment” in other comprehensive income on the two securities for which you also took a credit-related other-than-temporary charge at June 30, 2009. However, your statements of changes in stockholders' equity only reflect gross unrealized losses on available-for-sale securities of $1.0 million. Please provide us with a reconciliation of these two amounts.

Kathryn McHale
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Management’s Response:
As of June 30, 2009, the Company recorded $3.3 million of noncredit related OTTI on the two securities for which it took a credit related impairment charge at June 30, 2009.  As of that date, the statement of changes in stockholders' equity reflects a net unrealized loss recorded in other comprehensive income of $20,579,000.  The $3.3 million referred to above is included in the $20.6 million.

The $1.0 million you reference refers to the change for the period January 1, 2009 to June 30, 2009.  The gross unrealized loss on the two securities in question which is included in comprehensive income for the period in question is $1.1 million.

29.	We note the significant unrealized losses related to your pooled trust preferred securities at June 30, 2009 and March 31, 2009. Please address the following:

a.
Provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of March 31, 2009 and June 30, 2009.  Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

b.
Regarding your analysis as of March 31, 2009, if you relied on a discounted cash flow analysis to support a realizable value equal to or greater than the carrying value of your security, please provide us the cash flow analysis for the pooled trust preferred securities.  Please confirm that you use the same methodology for all of your trust preferred securities.  Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance.  Specifically address the following related to the assumptions used in your cash flow analysis:

•	Discount rate: tell us the discount rate used and how you determined it.

•	Deferrals and defaults:

a.
tell us in detail how you developed your estimate of future deferrals and defaults.  Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security,

b.	tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter,

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c.	tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date,
d.	tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and
e.	tell us the recovery rate used and how you determined it.

c.
Regarding your analysis as of June 30, 2009 please provide us your calculation of the present value of cash flows expected to be collected for your trust preferred securities. Please confirm that you use the same methodology for all of your trust preferred securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	Discount rate: tell us the discount rate used and how you determined it.

•	Deferrals and defaults:

a.
tell us in detail how you developed your estimate of future deferrals and defaults.  Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security,

b.	tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter,
c.	tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date,
d.	tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and
e.	tell us the recovery rate used and how you determined it.

d.
Tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at March 31, 2009 and June 30, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

e.
Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you adopted in your June 30, 2009 Form 10-Q) and

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Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to provide a tabular disclosure including the following information as of the most recent period end:

•	single-issuer or pooled,
•	class,
•	book value,
•	fair value,
•	unrealized gain/loss,
•	lowest credit rating assigned to the security,
•	number of banks currently performing,
•	actual deferrals and defaults as a percentage of the original collateral,
•	expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and
•	excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Management’s Response:

The Company analyzes pooled trust preferred securities for other than temporary impairment utilizing a number of factors such as defaults, deferrals and credit rating.  In accordance with FAS 115-2 and FAS 124-2, the Company measures the present value of cash flows expected to be collected under the guidance of EITF 99-20 and compares the net present value to the amortized cost of the security.  Any shortfall in the expected cash flows is recognized as a credit loss and recorded in the period as an impairment charge to earnings.  Evidence considered to evaluate the securities includes:

1)  the discount margin of the security implicit in the security at the date of acquisition is applied to a forward LIBOR rate curve to discount future cash flows (prior to 9/30/09, the discount rate used was the current coupon rate calculated by adding the discount margin to the three month LIBOR rate);

2)  actual defaults on the class of securities;

3)  current deferrals;

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October 30, 2009

4)  projected default rates; and

5)  prepayments.

The net present value of cash flows is the primary determinant of credit loss.

The EITF 99-20 discounted cash flow analysis is attached.  All trust preferred securities are analyzed using the same methodology.  The key assumptions used in the analysis are:

1)  the discount rate used was determined by adding the xxx basis point spread implicit at purchase to the then current 3-month LIBOR rate;

2)  Total defaults on the security was $15 million.  This represents 8.24% of the pool;

3)  Total defaults on the security was $25 million.  This represents 13.74% of the pool;

4)  The model used to analyze cash flows applied a .75% default rate annually;

5)  Internal assumptions weight defaults at 100% and deferrals at 50% to estimate expected future defaults; and

6)  A 15% recovery rate with a two year lag was utilized in the analysis.
The EITF 99-20 discounted cash flow analysis utilized for the analysis at June 30, 2009 is enclosed.  The same methodology is used for all trust preferred securities.  The assumptions used to determine the net present value of cash flows was consistent with the response to item (b) above.

Discount rates, deferrals and default assumptions and recovery rates are included in the assumptions description on the analysis.

Information received after the balance sheet was accounted for when received with no retroactive recognition for a delay in the availability of the information.  Any information received after the balance sheet was included in the analysis for the next repricing period.  (As of September 30, 2009, the third party processor responsible for providing the EITF 99-20 reports delivered the material on September 30, 2009 for inclusion in the third quarter financial statements).

The information requested will be provided in a tabular disclosure in future filings.

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30.
We refer to your investment securities tables on pages 15 and 16. Although paragraph 39 of FSP 115-2 and 124-2 provides an example list of security types to be presented, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g., business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Given the significant deterioration in fair value and credit ratings for various of your securities and in order to provide more transparent disclosure, please revise your disclosure in future filings as follows:

•
Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

•
Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and

•
Consider further segregating your trust preferred securities, currently included within corporate debt securities, by type (e.g., single issuer vs. pooled) and class/tranche held (e.g., senior, mezzanine).

Management’s Response:

The Company will revise its future filings in accordance with the comment above.

Item 2. Management's Discussion and Analysis

Loans, page 17

31.	Please tell us and include in future filings the disclosures required by paragraph 20 of SFAS 114 for impaired loans as of March 31, 2009 and June 30, 2009.

Management’s Response:

The following information is provided here and will be included in future filings within Management's Discussion and Analysis and will be included within the Provision for Credit Losses disclosure:

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March 31, 2009

As of March 31, 2009, the recorded investment in loans for which impairment has been recognized totaled $14.9 million.  The allowance for credit losses related to these loans was $900,000.

As of March 31, 2009, the company recorded income on impaired loans in accordance with paragraph 17(b) of SFAS 114.  As such, no income was recognized for the period.

June 30, 2009

As of June 30, 2009, the recorded investment in loans for which impairment has been recognized totaled $14.9 million.  The allowance for credit losses related to these loans was $2.4 million.

As of June 30, 2009, the company recorded income on impaired loans in accordance with paragraph 17(b) of SFAS 114.  As such, no income was recognized for the period.

32.
We note the continued deterioration in the credit quality of your loan portfolio in 2008 and the quarters ended March 31, 2009 and June 30, 2009, which has resulted in your ratio of nonperforming loans to total loans increasing significantly from 0.44% at December 31, 2007 to 2.4% at December 31, 2008, 3.5% at March 31, 2009, and 3.2% at June 30, 2009.  Based on disclosures in your Form 10-K and Forms 10-Q, it appears that real estate loans represent a majority of your nonperforming loans.  Given the significance of your nonperforming loans balance, please tell us and revise your future filings to address the following:

a.	Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both and disclose nonperforming loans by loan category;

b.	If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:
•	General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.);
•	The type of collateral securing the loan;
•	The amount of total credit exposure outstanding;
•	The amount of the allowance allocated to the credit relationship; and
•	Provide additional information supporting the allowance for loan loss for each credit.

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c.	Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Management’s Response:

As of December 31, 2007, nonperforming loans were comprised of four credits.  During 2008, three large credits totaling $14.1 million on December 31, 2008 were classified nonperforming which led to the increase for the period.  All three credits represent shared participation loans in the southeast Florida market for land development.  The collateral securing the loan was a first lien mortgage on the property.

During the first quarter of 2009, five additional credits totaling $15.2 million were transferred to nonaccrual status.  One loan for $5.0 million represents an additional credit in southeast Florida land development similar to the credits referred to above.  The other credits were:

1)  $1,549,000 - - This credit represents an unsecured commercial line of credit extended to a professional;

2)  $2,237,000 - - This credit represents a commercial mortgage secured by commercial property;

3)  $3,922,000 - - This credit represents a commercial mortgage secured by a hotel; and

4)  $3,922,000 - - This credit represents a commercial construction loan secured by real estate.

As of September 30, 2009, the total balance of these loans was $17.3 million.  The allowance for credit losses applicable to these credits was $6.7 million.

During the second quarter of 2009, nonperforming loans decreased over $5 million due primarily to write-downs on the Florida credits upon updated market valuations.

As noted in Management’s Response to Comment 19 above, in conjunction with discussions with and guidance from the OCC in connection with its most recent examination, the Company has revised its allowance for loan losses methodology, and management believes it meets OCC regulatory compliance and GAAP as of September 30, 2009.  Future filings will be revised to reflect this.

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33.
We note your provision for credit losses and net charge-offs for the quarter ended June 30, 2009 were $7.3 million and $8 million, respectively, and your allowance for credit losses at December 31, 200S and March 31, 2009 was $8.3 million and $10.4 million. Please tell us and revise your future filings to address the following:

a.
Describe the timing of the specific events and circumstances leading to the credit deterioration within your loan portfolio which resulted in the combined total of your provision for credit losses and net charge-offs during the quarter ended June 30, 2009 exceeding the your total allowance for loan losses as of December 31, 2008 and March 31, 2009; and

b.
Discuss why the additional credit deterioration of your loan portfolio recorded in the quarter ended June 30, 2009 was not determinable as of December 31, 2008 and March 31, 2009. Consider in your response the relationship between the $7.3 million provision for credit losses and $8 million of charge-offs during the quarter ended June 30, 2009 and (1) the impaired loans of $22.1 million and $32.3 million at December 31, 2008 and March 31, 2009 and (2) the $1.2 million and $2.3 million in loans past due 90 days or more still accruing at December 31, 2008 and March 31, 2009.

Management’s Response:

As stated previously in Management’s Response to Comment 19, the Company’s primary regulator took exception to the timing of loss recognition on one credit which resulted in the restatement of financial statements for the period ending March 31, 2009.  Additionally, regulators have mandated that the Company's ALLL methodology be enhanced to conform to GAAP.  As a result of regulatory concerns, the responsibility for the preparation of the allowance for credit losses analysis was transferred and the process was enhanced to ensure compliance as of September 30, 2009.  As a result, an additional $11 million was allocated to the allowance during the third quarter in order to adequately provide for future losses.  A reconciliation of prior period data does not take into account the improvements made in the methodology as of September 30, 2009.

During the second quarter of 2009, several large credits were reclassified to nonaccrual status and real estate appraisals were received which resulted in the $8.0 million of net charge-offs for the period.  In order to adequately fund the allowance for credit losses, a provision of $7.3 million was required during the second quarter.  The events which led to the loss recognition during the second quarter were unknown as of December 31, 2008 and March 31, 2009.

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As stated previously, the Company's policy for recognizing losses based on current appraisals is dependent on the receipt of the appraisal.  While several of the loans which incurred losses during the period in question were included in the impaired loans at December 31, 2008 and March 31, 2009, actual losses were recognized during the period ended June 30, 2009 upon receipt of the updated appraisals.  Further deterioration of additional credits necessitated the additional provision.

34.
We note your disclosure on page 18 that impaired loans were $25.5 million at June 30, 2009 and there were no troubled debt restructurings as defined in SFAS 15 during the period. In addition, we note your disclosure that impaired loans were $32.3 million in the March 31, 2009 Form 10-Q.  Please tell us and revise future filings to disclose remediation efforts taken by management to reduce your impaired loan balance from March 31, 2009 to June 30, 2009.  Please also disclose remediation efforts management expects to take in the future to continue to reduce your impaired loans balance.

Management’s Response:

During the period ended June 30, 2009, impaired loans decreased $6.8 million to $25.5 million due to charge-offs on loans classified impaired on March 31, 2009.

Management continues to aggressively manage impaired loans in an effort to reduce loan balances through concerted efforts with affected customers to develop strategies to resolve borrower issues, through sale or liquidation of collateral, foreclosure, or other means to reduce the bank's exposure to impaired loans.

Future filings will be revised to disclose the Company’s past and future remediation efforts to reduce the impaired loan balance.

35.
We note your disclosure on page 9 of Exhibit 13 to your Form l0-K that the allowance for your collateral dependent loans depends on the fair value of the collateral. In addition, we note your disclosure on page 18 of this Form 10-Q that “declining real estate values are placing significant pressure on the collateral requirements, and management projects that losses on these credits could approximate $5 million if conditions do not improve.”  Due to the significant increase in your nonaccrual and impaired loans between December 31, 2007 and through the second quarter ended June 30, 2009 and your reliance on collateral for recovery of a portion of these loans, please confirm whether you use external appraisals to determine the fair value of the underlying collateral for collateral dependent loans. If so, please tell us and revise future filings to address the following:

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a.	How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

b.
The typical timing surrounding the recognition of a collateral dependent loan as non-accrual and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

c.
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

d.	How you estimate collateral deterioration when appraisals are unavailable or delayed.

e.
Compare and contrast the circumstances by which you rely on updated appraisals or internally developed estimates.  Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal.  Describe the considerations you give to each and the factors used to determine which one is more preferable under varying circumstances.  Fully explain why you believe using an internally developed estimate is more representative of the current market value.

f.
If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which addresses your process and procedures for estimating the fair value of the collateral for these loans.

Management’s Response:

For loans which are dependent on the underlying value of the collateral, external appraisals are utilized to accurately assess the fair value of the collateral.

For loans determined to be impaired, external appraisals are to be obtained at a minimum annually, and more frequently as warranted.  Upon receipt, this information is to be incorporated into the current loan provision and/or charge-off listing.

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A loan is considered to be collateral dependent when repayment of the loan is anticipated to come from the liquidation of collateral held.  A collateral dependent loan is determined to be impaired when it is probable that the institution will be unable to collect all amounts due according to the contractual terms of the loan.  When a loan is placed on nonaccrual and/or determined to be impaired an appraisal is ordered.  Upon receipt, the appraisal is reviewed and, if the fair value is determined to be less than the outstanding balance of the loan, the deficiency is charged-off.

In the first quarter of 2009, the fair value of an appraisal indicated a value of $2,965,000.  Subsequent to receipt, the Company agreed to sell the property for approximately $2,310,000.  This agreement fell through.  In the third quarter of 2009, the Company executed an agreement to sell in the amount of $2,100,000.  Based on these factors, the Company determined that the fair value of the property was less than the appraisal.  Accordingly, the Company took a charge-off in the amount of $212,000, to account for the deficiency that resulted from the agreement of sale being less than the outstanding balance of the loan.

When appraisals are unavailable or delayed, alternative measures are utilized to determine collateral deterioration, including analysis of and comparison to similar properties, analysis of local market activity and current market conditions, and review of any other factors which would assist in providing a reasonable estimation of value.

The Company relies on updated appraisals and does not alternatively utilize internally developed estimates.

The Company will revise its future filings accordingly.

Disclosures about Fair Value of Financial Instruments, page 20

36.
We were unable to locate disclosures in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 related to fair value measurements of your financial instruments. Please note that SFAS 157 disclosures are required in both interim and annual filings. As such, please revise your future interim and annual filings to disclose the information required by paragraphs 32, 33 and 34 of SFAS 157.

Management’s Response:

Fair value disclosures were required in interim financial statements beginning with the period ending after June 15, 2009.  Accordingly, the disclosures about Fair Value of Financial Instruments are included in the Form 10-Q for the period ending June 30, 2009 beginning on page 20.

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37.
Please revise your future interim and annual filings to disclose the information required by paragraph 20 of FSP SFAS 157-4, which was effective for interim periods ending after June 15, 2009, with respect to inputs and valuation technique(s) used to measure fair values of your financial assets and liabilities.

Management’s Response:

The information required by paragraph 20 of FSP SFAS 157-4 will be included in future filings.

Item 4. Controls and Procedures, page 22

38.
We note your statement that there were no changes in your internal control over financial reporting that occurred during the period covered by this Form 10-Q. Please tell us how you were able to conclude that no changes were required in light of the error in your first quarter of 2009 provision for loan losses that was discovered in the second quarter of 2009.

Management’s Response:

The Company does not consider the reason for the restatement to represent a material weakness in internal control over financial reporting but rather due to a discrepancy in the application of accounting information.  Please refer to Management’s Responses to Comments 19 and 20 above. However, while there is no change in the internal control procedures, enhancements to the ALLL methodology will alleviate any recurrence of the issue which resulted in the restatement of the first quarter 2009 financial statements.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please contact either Erik Gerhard at (717) 731-1700 or the undersigned at (570) 348-6438.

Sincerely,

/s/ William S. Lance

William S. Lance
Treasurer